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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  3

Name of Issuer: BJ Services Company

Title of Class of Securities:  Warrants

CUSIP Number:  055482 11 1

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

         Herbert Chen, c/o Chen Capital Partners, L.P.,
                   237 Park Avenue, 9th Floor
            New York, New York 10017; (212) 808-2406

     (Date of Event which Requires Filing of this Statement)

                         March 19, 1998

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 055482 11 1

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Herbert Chen

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         225,100

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         225,100

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         225,100

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares


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13. Percent of Class Represented by Amount in Row (11)

         4.70%

14. Type of Reporting Person

         IN














































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CUSIP No. 055482 11 1

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Henry Scholder

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         225,100

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         225,100

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         225,100

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares


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13. Percent of Class Represented by Amount in Row (11)

         4.70%

14. Type of Reporting Person

         IN














































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The purpose of this Amendment No. 3 to the previously filed
Schedule 13Ds is to report that the beneficial ownership of each of Herbert Chen and Henry Scholder in the warrants, exercisable at $30, expiring April 13, 2000 (the "Warrants") in BJ Services Company (the "Company") has decreased from 6.00% to 4.70% in the outstanding Warrants.

Item 1.  SECURITY AND ISSUER

         No change.

Item 2.  IDENTITY AND BACKGROUND

         This statement is being filed on behalf Herbert Chen and Henry Scholder (the "Reporting Persons"). Herbert Chen is the general partner of Chen Capital Partners, L.P. (the "Partnership") and is the President of Chen Capital Management, LLC. Chen Capital Management, LLC is the investment manager of Chen Capital Overseas, Ltd. (the "Offshore Fund"), a British Virgin Islands corporation, and Common Sense Partners (the "Managed Account"), a managed account. Henry Scholder exercises investment discretion with respect to the Partnership, the Offshore Fund and the Managed Account. The principal office of the Reporting Persons is 237 Park Avenue, 9th Floor New York, New York 10017.

         Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Herbert Chen and Henry Scholder are citizens of the United States of America.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As of the date hereof, Herbert Chen and Henry Scholder are deemed to be the beneficial owners of 225,100 Warrants. All 225,100 Warrants of which Herbert Chen and Henry Scholder are deemed to be the beneficial owners are held in either the Partnership or the Offshore Fund. All transactions in the Warrants during the last 60 days were effected in open market


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         transactions.  The funds for the purchase of the
         Warrants held in the Partnership came from capital contributions to the Partnership by its general and limited partners. The funds for the purchase of the Warrants held in the Offshore Fund came from the Offshore Fund's own funds. The Reporting Persons engage in margin borrowing in the ordinary course of business.

Item 4.  PURPOSE OF TRANSACTIONS.

         No change.

Item 5.  INTEREST IN SECURITIES OF ISSUER.

         Based on information received from the Company, as of January 31, 1998 there were 4,793,187 Warrants outstanding. Therefore, Herbert Chen and Henry Scholder are each deemed to own 4.70% of the outstanding Warrants. Each Reporting Person has the shared power to vote, direct the vote, dispose of or direct the disposition of all the Warrants that he beneficially owns. Herbert Chen and Henry Scholder ceased to be the beneficial owners of more than 5% of the outstanding Warrants on March 19, 1998.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         No change.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Attached hereto as Exhibit A is a description of the transactions in the Warrants that were effected by the Reporting Persons during 60 days prior to March 19,
         1998.

















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         Signature

         The undersigned, after reasonable inquiry and to the best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.


April 1, 1998

                               /s/ Herbert Chen
                                Herbert Chen


                               /s/ Henry Scholder
                                Henry Scholder




































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                            EXHIBIT A

                 REPORTING PERSONS' TRANSACTIONS

Date               Warrants Purchased  Price Per Share
                     or (Sold)         (Not Including Commission)
____               _______________     ______________________
2/27/98              (6,000)                   $41.875
3/2/98               (5,000)                    43.75
                     (10,000)                   43.4375
3/4/98               (10,000)                   52.50
3/6/98               (10,000)                   48.625
                     (200)                      49.000
3/11/98              (2,000)                    46.875
3/16/98              (2,000)                    42.5125
3/17/98              (5,000)                    37.8113
3/18/98              (26,000)                   41.0385




































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